Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

FINAL APPROVED

Dave Snow Memo to Medco Employees

A New Chapter in Medco History

When Medco spun off from Merck 18 months ago, it was the beginning of an exciting new chapter in the history of a company that has been one of the foremost innovators in the PBM industry. Since then, we’ve rebuilt our foundation, re-organized with a focus on the customer, and offered products and services that strengthen our leadership position.

Today, we are announcing another significant positive step in the Medco story - an agreement to purchase Accredo Health, Incorporated - a preeminent player in the specialty pharmacy business, and a company that’s been our close business partner for the past year.

This is news that makes us the largest company in the specialty pharmacy space with more than $4 billion in combined revenues.

The agreement, which was approved by the boards of both companies and is subject to regulatory review and Accredo stockholder approval, is valued at $2.2 billion. This reflects our company’s largest acquisition, and we are confident that both strategically and tactically it is a key investment in our future.

Together, we are creating the nation’s largest provider of specialty pharmacy products and services -- one of the most dynamic and fastest-growing sectors of prescription health care.

The combination will lead our industry in providing integrated and comprehensive clinical services to patients who require long-term therapy and support for the treatment of complex, chronic diseases.

With the specialty drug market growing in excess of 20 percent a year, and with an ever-increasing number of specialty medicines treating more common diseases, our clients recognize that specialty pharmacy is more important than ever in providing a comprehensive pharmacy benefit program.

With the acquisition of Accredo, we will offer our clients the ability to integrate traditional pharmacy and specialty pharmacy programs, leveraging our proven management tools to provide a higher level of patient care and a wider array of products and services.

Given Accredo’s well-developed brand and reputation, Medco intends to operate the combined entity as an independent business, retaining Accredo’s business model, culture and focus.

Reporting to Kenny Klepper, Accredo’s David Stevens will serve as CEO for the combined specialty business. David and his core management team - along with Alan Lotvin, who assumes an expanded role - will work to optimize Medco’s new specialty offering.

Our complementary strengths make this a good fit for both organizations. This accelerates Medco’s growth strategy, placing us in the mainstream of a higher-margin business with accelerated growth. For our clients, it enables us to provide a comprehensive end-to-end pharmacy benefit. For Accredo, this extends its scale, distribution platform and client base.

Remember, today’s announcement is just the beginning of the acquisition process. It will take several months for the agreement to close and, until then, each company continues to operate independently.

Snow Letter to Medco Employees Pg. 2

We are assembling a transition team, which includes key members from both our companies, who will work on the many details required to ensure business, client and patient continuity.

No doubt you have detailed questions about this announcement that today we are unable to answer. However, as we move through the process I will provide regular updates on our progress.

We believe today’s announcement is an across-the-board win that creates value for our employees, clients, members and shareholders. It is consistent with our growth strategy and is another step in ensuring that Medco remains the innovator and leader in prescription health care.

For your reference, I have attached the news release we issued publicly. As always, I am interested in your thoughts as we all work to make Medco increasingly successful.

Regards,

Dave

Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. This document includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have posted our press release, including certain supplemental information, on the Investor Relation’s section of www.medco.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Medco intends to file a registration statement, including a proxy statement of Accredo Health, Incorporated and other materials with the Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parson Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

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Snow Letter to Medco Employees Pg. 3

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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